Contact:

Bob Rai, Director and CEO

604-247-2639

info@vancpharm.com

www.vancpharm.com

Vancouver, October 25, 2018

VANC Pharmaceuticals Inc. Will Change Its Name to Avricore Health Inc. Reflecting Its New Initiatives and Focus

VANCOUVER, BC, October 25, 2018 – VANC Pharmaceuticals Inc. (“VANC”) is pleased to announce that it will seek TSX Venture Exchange (the “TSXV”) approval to change the name of the Company to Avricore Health Inc. (the “Name Change) in line with its vision for a new future.

The name Avricore Health is derived from the Greek word “avrio” meaning “tomorrow” and the English word “core”, signaling the company’s commitment to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company's goal is to empower consumers, patients and pharmacists with innovative 21st century products, services and information to monitor and optimize health.

In accordance with current TSXV policies, shareholder approval will not be required for the proposed Name Change. The Name Change has been approved by the Company’s board of directors. The Company intends to change its current trading symbol in connection with the proposed Name Change. The effective date of the Name Change will be disclosed in a subsequent news release.

About VANC Pharmaceuticals Inc.

VANC Pharmaceuticals aims to become the partner of choice for forward-thinking pharmacies across Canada. With an established sales force, distribution network, and team of highly experienced professionals in pharmacy, point-of-care testing and health technology, VANC is growing beyond generics to provide pharmacists with innovative, value-added products and services to expand their scope of practice and support their evolving role as front-line healthcare providers.

www.vancpharm.com

For more information, please contact Bob Rai at 604-247-2639 or by email at info@vancpharm.com.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.